[Commonwealth Capital Corp. Letterhead]

December 19, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-7010

Re:           Commonwealth Income & Growth Fund VII, LP
Registration Statement on Form S-1

To Whom It May Concern:

On behalf of Commonwealth Income & Growth Fund VII, LP (the registrant with respect to above-referenced filing), we are filing today a Registration Statement on Form S-1, pursuant to Regulation C and Regulation S-T.

Also enclosed herewith are three courtesy copies for the use of the Commission Staff.  If you have any questions regarding this filing, please call me at 610-594-9600. Thank you.

Sincerely,

Commonwealth Capital Corp.

By:           /s/ Richard G. Devlin
Richard G. Devlin
Vice President and General Counsel

cc:   Phillip Pillar, Esq.
Kimberly A. Springsteen
James Pruett